ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

December 16, 2013

Via EDGAR

Mr. John Grzeskiewicz

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

ALPS Series Trust (the “Registrant”), on behalf of its series, the Crystal Strategy Absolute Income Fund, the Crystal Strategy Absolute Return Fund and the Crystal Strategy Leveraged Alternative Fund (the “Funds”)

File Nos. 333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 10 (“PEA 10”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended.

PEA 10 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 7 (“PEA 7”) filed on September 30, 2013 on Form N-1A. PEA 10 (i) reflects changes to PEA 7 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on November 14, 2013, (ii) includes certain other information not previously included in PEA 7, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 14, 2013 to PEA 7, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement with respect to the Funds.

Mr. John Grzeskiewicz

December 16, 2013

General Comments

1.

Staff Comment: Please explain in your response letter the rationale for using “Crystal Strategy” in each of the Funds’ names and whether it is attached to a proprietary investment strategy of or technique associated with the Adviser.

Registrant’s Response: The Adviser has two separately managed accounts called Crystal Strategy I and Crystal Strategy Diversified Income. Based on information provided by the Adviser to the Registrant, these accounts have gained brand awareness in the investment management industry over the last five years. In addition, these accounts are similar in management style and investment strategy to the Funds that are being launched. Therefore, the Adviser has determined to leverage the brand awareness and use “Crystal Strategy” in each of the Funds’ names.

Fees and Expenses of the Fund, Pages 3, 13 and 23

2.	Staff Comment: Please confirm that any fees and expenses incurred by the Funds in connection with short selling, including dividends, are included in “Other Expenses.”

Registrant’s Response: The Registrant confirms that that any fees and expenses incurred by the Funds in connection with short selling, including dividends, are included in “Other Expenses.”

Fees and Expenses of the Fund, Page 3, 13 and 23

3.	Staff Comment: Will a Fund incur any expenses in connection with its leveraging strategy and, if so, what are the assumptions used in calculating leverage and how is it accounted for in the fee table.

Registrant’s Response: The Funds will incur expenses in connection with its leverage strategy consisting of commissions to the prime broker. It is assumed that the leverage amount for (i) the Crystal Strategy Absolute Income Fund will reach a maximum of 25%, (ii) the Crystal Strategy Absolute Return Fund will reach a maximum of 50%, and (iii) the Crystal Strategy Leveraged Alternative Fund will reach a maximum of 150%. The expenses associated with leverage are accounted for as “Other Expenses” in the fee table.

Investment Objectives of Each Fund, Pages 3, 13 and 23

4.	Staff Comment: The Staff notes that none of the Funds’ investment objectives appears to be consistent with such Fund’s name. Please clarify the investment objectives for each Fund.

Registrant’s Response: The Registrant has revised each of the Fund’s investment objectives in accordance with the Staff’s comments.

Mr. John Grzeskiewicz

December 16, 2013

Principal Investment Strategies of the Funds, Pages 5, 15 and 25

5.

Staff Comment: The Staff notes that the principal investment strategies of each Fund are identical to the principal investment strategies of the other Funds. Please revise this disclosure for each Fund to differentiate each Fund from the others.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. In particular, based on information provided by the Adviser, the Registrant has added disclosure differentiating the extent to which each Fund expects to use leverage, each Fund’s anticipated long/short bias, as well as particular criteria expected to be used in constructing a Fund’s portfolio (such as, in the case of the Crystal Strategy Absolute Income Fund, minimum yield considerations).

6.

Staff Comment: Please disclose the maturities and ratings parameters with respect to each Fund’s investments in “fixed income securities” and whether such investments will include high-yield debt securities. If so, please add a high-yield securities risk factor to the sections titled “Principal Risks of the Fund” in each Fund’s prospectus.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. The Registrant also notes that risks related to high-yield debt securities currently appear under the heading “Credit Risk.”

7.

Staff Comment: The Staff notes that the Funds’ use of “traditional and non-traditional asset classes of Domestic Equity, International Equity, Fixed Income, Absolute Return, Real Assets and Private Equity.” Please clarify in each Fund’s prospectus what is meant by “non-traditional asset classes.” The Staff further notes that “Absolute Returns” is not a typical asset class and requests that, to the extent a Fund determines to retain the use of this classification in its prospectus, it will need to disclose what assets are contained in the “Absolute Return” asset class. Please also disclose in each Fund’s prospectus what types of assets are contained in the “Real Assets” asset class and in the “Private Equity” asset class.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

8.	Staff Comment: Please disclose in each Fund’s prospectus the range of the Fund’s investments in foreign securities (e.g., up to 20%, etc.).

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Principal Risks of the Funds, Pages 5-11, 15-21 and 25-31

9.

Staff Comment: The Staff notes the use of the phrase “investment opportunity set” in the last sentence of the first paragraph under “Principal Risks of the Fund” section of each Fund’s prospectus. Please clarify this phrase in the disclosure.

Mr. John Grzeskiewicz

December 16, 2013

Registrant’s Response: The Registrant has deleted the sentence containing the phrase “investment opportunity set.”

10.

Staff Comment: The Staff notes the disclosure of “Borrowing Risk, “Senior Loans Risk,” “Conflict of Interest Risk” and “Global Tactical Asset Allocation (GTAA) Risk” in the “Principal Risks of the Fund” section of each Fund’s prospectus and requests that the principal investment strategies of each Fund be revised to clarify how borrowing, senior loans and GTAA are used by the Fund to achieve its investment objective.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

11.	Staff Comment: The Staff notes the use of the term “underlying funds” in each Fund’s prospectus and requests that this term be changed to “investment companies” through the Fund’s prospectus.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

12.

Staff Comment: With respect to the derivatives disclosure included in the “Principal Risks of the Fund” section of each Fund’s prospectus, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Registrant’s Response: The Registrant has reviewed the noted disclosure in response to the Staff’s comment. Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure and believes that the current disclosure regarding each Fund’s use of derivatives is adequately specific and outlines how such derivatives are expected to be used in connection with the Fund’s investment strategy. As such, based on information the Registrant received from the Adviser, the Registrant believes that the disclosure regarding each Fund’s use and strategy with respect to derivatives currently complies with the observations contained in the Staff’s letter to the Investment Company Institute. The Registrant has noted the comment and will revise each Fund’s derivatives disclosure in future periods, if necessary, based on the investment experience of the Fund under its investment strategy.

13.	Staff Comment: Please clarify the disclosure in the “Precious Metal-Related Investments Risk” in each Fund’s prospectus to indicate into which asset class these commodity investments are made.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Mr. John Grzeskiewicz

December 16, 2013

Performance Information for Each Fund, Pages 11, 21 and 31

14.	Staff Comment: In your response letter, please identify the primary benchmark of each Fund.

Registrant’s Response: Based on information the Registrant received from the Adviser, the benchmarks for each of the Funds are:

Crystal Strategy Absolute Income Fund: HFRX (primary); CPI+2 (secondary)

Crystal Strategy Absolute Return Fund: HFRX (primary); CPI+3 (secondary)

Crystal Strategy Leveraged Alternative Fund: HFRX (primary); CPI+6 (secondary)

Prospectus

SUMMARY SECTION

CRYSTAL STRATEGY ABSOLUTE INCOME FUND

Principal Investment Strategies of the Fund, Page 5

15.

Staff Comment: Please revise the “Principal Investment Strategies of the Fund” to clarify how the Fund will attain three components of its investment objective: “yield, absolute (positive) returns and managed volatility.”

Registrant’s Response: The Registrant has revised the disclosure to delete this language.

Prospectus

SUMMARY SECTION

CRYSTAL STRATEGY ABSOLUTE RETURN FUND

Principal Investment Strategies of the Fund, Page 15

16.

Staff Comment: Please revise the “Principal Investment Strategies of the Fund” to clarify how the Fund will attain two components of its investment objective: “absolute (positive) returns and managed volatility.”

Registrant’s Response: The Registrant has revised the disclosure to delete this language.

Prospectus

SUMMARY SECTION

CRYSTAL STRATEGY LEVERAGED ALTERNATIVE FUND

Principal Investment Strategies of the Fund, Page 25

Mr. John Grzeskiewicz

December 16, 2013

17.

Staff Comment: In the “Principal Investment Strategies of the Fund” section, please state that the Fund will invest at least 80% of its assets in leveraged alternative investments in accordance with Rule 35d-1 under the 1940 Act.

Registrant’s Response: The Registrant does not believe that the Fund is subject to Rule 35d-1 of the 1940 Act. Rule 35d-1 provides that, for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. The term “alternatives” has no commonly understood meaning to investors and does not suggest any particular type of investments. The Registrant notes that other fund complexes have for many years offered fund products using the term “alternatives” in their names but that these funds are generally not subject to the 80% test under Rule 35d-1. The phrase “leveraged alternatives” is a name that was created by Brinker Capital, Inc. (“Brinker Capital”), the Fund’s investment adviser, to describe an investment strategy developed by Brinker Capital. Therefore, the Registrant believes that the phrase “leveraged alternative” designates an investment strategy, as opposed to a type of investment. The SEC and Staff have noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies, as opposed to investment types.1 Accordingly, the Registrant has determined not to make any revisions to the Fund’s Prospectus in response to the Staff’s comment.

DISCUSSION OF PRINCIPAL AND NON-PRINCIPAL RISKS – PAGE 41

18.	Staff Comment: Please change “New Fund Risk” from “NP” (non-principal) to “P” (principal).

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Prior Performance of Similar Accounts Managed by the Adviser – Pages 51-53

19.

Staff Comment: Please identify the SEC Staff no-action letter upon which the Crystal Strategy Absolute Income Fund and the Crystal Strategy Absolute Return Fund is relying to include the prior performance of the Brinker Capital Diversified Income portfolio and the Brinker Capital Crystal Strategy I portfolio.

Registrant’s Response: Since 1996, the SEC Staff has permitted open-end registered funds to include in their prospectuses, as related performance, composite performance achieved by the portfolio manager for private client accounts managed with investment objectives, policies and strategies substantially similar to those to be employed by the

1 For example, terms such as “growth” and “value” connote investment strategies and are not subject to Rule 35d-1. See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (Dec. 4, 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment and is not subject to Rule 35d-1).

Mr. John Grzeskiewicz

December 16, 2013

manager for the registered fund (“Similar SMAs”), “provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required” in the fund’s prospectus.2 To rely on Nicholas-Applegate: (i) the related performance presented should be for all of the Adviser’s Similar SMAs, and specific accounts should not be included or excluded (i.e., “cherry picked”) to improve the performance presented; (ii) the related performance should be compared to an appropriate securities index; (iii) the private account performance cannot be given greater prominence than the fund’s performance; and (iv) the fund prospectus should be clear that the performance presented relates to the Similar SMAs and should not be seen as indicative of future performance of the fund. Each Fund’s prospectus complies with all of these requirements.

20.

Staff Comment: Please confirm in your response that the methodology for calculating the NET Performance for both the Brinker Capital Diversified Income portfolio and the Brinker Capital Crystal Strategy I portfolio is consistent with the methodology described in Item 26 of Form N-1A (the “Standardized Methodology”). If the Standardized Methodology was not used to calculate the NET Performance of these similarly managed portfolios, revise the disclosure to describe the methodology used and that it is different from the Standardized Methodology.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the methodology for calculating the NET Performance for the Brinker Capital Diversified Income portfolio and the Brinker Capital Crystal Strategy I portfolio.

21.

Staff Comment: Please confirm in your response that any sales loads with respect to these portfolios were deducted in calculating NET Performance for the Brinker Capital Diversified Income portfolio and the Brinker Capital Crystal Strategy I portfolio. In addition, if actual fees and expenses of either the Brinker Capital Diversified Income portfolio or the Brinker Capital Crystal Strategy I portfolio are lower than the applicable Fund, please state in the disclosure that the use of the Fund’s fee and expense structure would have lowered NET Performance results.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that any sales loads with respect to these portfolios were deducted in calculating NET Performance for the Brinker Capital Diversified Income portfolio and the Brinker Capital Crystal Strategy I portfolio. The Registrant has revised the disclosure in accordance with the Staff’s comment.

Based on information provided to the Registrant by the Adviser, the Adviser’s fees and expenses of (i) the Brinker Capital Diversified Income portfolio are lower than the fees and expenses of the Crystal Strategy Absolute Income Fund and (ii) the Brinker Capital Crystal Strategy I portfolio are lower than the fees and expenses of the Crystal Strategy

2 Nicholas-Applegate Mutual Funds (SEC No-Action Letter pub. avail. August 6, 1996).

Mr. John Grzeskiewicz

December 16, 2013

Absolute Return Fund. The Registrant has revised the disclosure in accordance with the Staff’s comment.

22.

Staff Comment: Please state in the disclosure that the Crystal Strategy Absolute Income Fund and the Brinker Capital Diversified Income portfolio have substantially similar investment objectives, policies and strategies and that, if there are any differences, such differences are not material and do not have a material effect on the performance of the Brinker Capital Diversified Income portfolio.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure to state that the Crystal Strategy Absolute Income Fund and the Brinker Capital Diversified Income portfolio have substantially similar investment objectives, policies and strategies.

23.

Staff Comment: Please state in the disclosure that the Crystal Strategy Absolute Return Fund and the Brinker Capital Crystal Strategy I portfolio have substantially similar investment objectives, policies and strategies and that, if there are any differences, such differences are not material and do not have a material effect on the performance of the Brinker Capital Diversified Income portfolio.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure to state that the Crystal Strategy Absolute Return Fund and the Brinker Capital Crystal Strategy I portfolio have substantially similar investment objectives, policies and strategies.

24.

Staff Comment: Please state in the disclosure that the Brinker Capital Diversified Income portfolio is the only private account that the Adviser manages that is substantially similar to the Crystal Strategy Absolute Income Fund.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure in accordance with the Staff’s comment.

25.

Staff Comment: Please state in the disclosure that the Brinker Capital Crystal Strategy I portfolio is the only private account that the Adviser manages that is substantially similar to the Crystal Strategy Absolute Return Fund.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure in accordance with the Staff’s comment.

Statement of Additional Information

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS, Pages 2-31

26.

Staff Comment: Some investments and investment practices described here are not mentioned in the prospectus. To the extent the Fund intends to engage in such investments and practices so that they might materially affect the performance of the

Mr. John Grzeskiewicz

December 16, 2013

Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that, in the event the Fund engages in certain investments and investment activities which are disclosed in the Fund’s Statement of Additional Information under the caption “ADDITIONAL INVESTMENT ACTIVITIES AND RISKS” (pages 2-31), but which are not discussed in the prospectus, such investments and activities will not materially affect the performance of the Fund or the decision of an investor to purchase Fund shares.

* * * * *

The Registrant and the Fund hereby acknowledge that:

—	the Registrant and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Registrant and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0651. Thank you.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of ALPS Series Trust

cc:	Aisha Hunt, Esq.

Dechert LLP

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

Mr. John Grzeskiewicz

December 16, 2013

Andrea Moran, Mutual Fund Consultant

Brinker Capital, Inc.